VIATAR CTC SOLUTIONS INC.

116 John Street, Suite 10

Lowell, Massachusetts 01852

December 22, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.20549

Attention: Russell Mancuso, Branch Chief

Re:	Viatar CTC Solutions Inc. (the “Company”)

Amendment No. 1 to Registration Statement on Form S-1

Filed November 26, 2014

File No. 333-199619

Dear Mr. Mancuso:

We are responding to comments contained in the Staff letter, dated December 15, 2014 (“Comment Letter”), with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on November 26, 2014 (“Form S-1”).

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with the Amendment No.2 to the Form S-1 (“Form S-1/A”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

Overview, page 1

1.	Please revise the first sentence after the first list of bullet points to remove the implication that you have CE Mark clearance or that the FDA “has given permission to market” the device, if you do not yet have these clearances.

Response:

We have revised our disclosure in the Form S-1/A in response to this comment.

Clinical Trail and Regulatory Expenses, page 26

2.	We note your response to prior comment 5; however, you disclosure in this section continues to indicate that the certification serves as the “foundation for FDA approval.” If certification is not the only requirement for FDA marketing clearance, please revise as appropriate.

Response:

We have revised our disclosure in the Form S-1/A in response to this comment.

3.	Please clarify when the “new” clinical study began and when it is scheduled to end. Also please clarify the nature of this study given your disclosure on page 39 about the steps needed before your potential products can be used in human trials.

Response:

We have revised our disclosure in the Form S-1/A in response to this comment.

Business, page 30

4.	While we note your response to prior comment 6, it is unclear why you believe Item 506 does not apply when “common equity securities are being registered” as described by Item 506 rather than “new” shares of common stock as you describe. Please revise or advise.

Response:

We have included disclosure required by Item 506 in the Form S-1/A in the section entitled “Dilution” on page 53.

Commercialization Strategy, page 39

5.	Please reconcile your response to prior comment 7 regarding the immateriality of the agreements with your disclosure on page 39 that the agreements have the “goal of marketing and selling” your potential products. Also, please provide us a copy of the agreements.

Response:

We have revised our disclosure in response to this comment and the agreements referenced are attached to this response letter as exhibits.

Executive Officers, page 46

6.	Your response to prior comment 10 addresses that part of the Rule 405 definition of “executive officer” that relates to officers who perform policy making functions; however, the definition also includes “any vice president of the registrant in charge of a principal business unit, division or function.” Please revise accordingly.

Response:

We have included Stephen Keaney as an executive officer in the Form S-1/A. However, we do not believe Brian McCarthy, our Vice President for business development, should be included as an executive officer because he is not in charge of a principal function given the fact that no employees or consultants report to him and Mr. Reich oversees the business development function.

Certain Relationships and Related Transactions, page 49

7.	Please describe in this section the transaction mentioned in your response to prior comment 12.

Response:

We have revised our disclosure in the Form S-1/A in response to this comment.

Selling Stockholders, page 49

8.	We note your response to prior comment 13. However, it does not appear that you have revised the registration statement regarding the terms of the warrants such as the redemption and adjustment terms. Please revise or advise.

Response:

We have revised our disclosure in the Form S-1/A in response to this comment.

9.	Please reconcile you information in the table with the information preceding the table as it applies to Mr. Anello and Columbia Technology ventures.

Response:

We have revised our disclosure in the Form S-1/A in response to this comment.

10.	We note that, in response to prior comment 15, you identified some selling stockholders as “engineering employees.” If a selling stockholder holds the title of Vice President or another office as indicated in a previous version of your document, please provide more specific disclosure.

Response:

We have revised our disclosure in the Form S-1/A in response to this comment.

Description of Securities, page 54

11.	Please expand your response to prior comment 17 to provide us your analysis of when the balance of your outstanding securities could be sold pursuant to Rule 144.

Response:

The number of outstanding shares of our Common Stock eligible for sale under Rule 144, as disclosed in the Form S-1/A, does not include the following:

451,334 shares issued for promissory notes, which will become eligible for sales under Rule 144 when they are fully paid after the effective date of the registration statement and upon expiration of their holding periods, subject to other requirements of Rule 144.

344,196 shares of Common Stock are held in escrow for Primary Capital LLC, which will be rescinded after January 31, 2015.

We have revised the Form S-1/A to include the foregoing disclosure.

12.	Please expand your response to prior comment 14 to tell us about the terms of your outstanding subscription agreements, including the number of shares subscribed, when payment is due, and the relationship of the subscribers to the selling stockholders.

Response:

We have revised our disclosure in the Form S-1/A in response to this comment.

Basis of Accounting, page 89

13.	We see you included the following revised disclosures in this amendment “The balance sheet at December 31, 2013 was derived from audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America.” Please tell us what disclosures required by accounting principles generally accepted in the United States of America that are not included in your December 31, 2013 balance sheet.

Response:

We have adjusted the basis of presentation disclosure in the interim financial statements in response to this comment.

Recent Sales of Unregistered Securities, page 99

14.	While we note your response to prior comment 24, it is unclear how the information in this section reconciles with your disclosures on page 79 and 87. Please revise or advise.

Response:

Please see below our reconciliation of disclosure:

Disclosure under Item 15 “Recent Sales of Unregistered Securities”	Disclosure in Notes to Financial Statements page 79
On February 1, 2014, we issued a member 60,000 Class A Member Units and a warrant to purchase 60,000 Class A Member Units at $1.00 per share with a term expiring on February 28, 2019 for the conversion of a demand note of $60,000.	In February 1, 2014, the demand note was converted into 60,000 shares of common stock and a warrant to purchase 60,000 shares of common stock at $1 per share, expiring in 2019.

On February 25, 2014, the Company issued 231,063 shares of Common Stock to its counsel and consultants as consideration for services in connection with an equity raise.	In February 25, 2014, the Company issued 231,063 shares for $1 per share in connection with services performed for an equity raise.

On March 19, 2014, we sold 75,000 shares of Common Stock to one investor at $2.00 per share for a total purchase price of $150,000.	In March 2014, Viatar CTC Solutions issued 75,000 shares of common stock for $2 per share.

On May 28, 2014, we issued 50,000 shares of Common Stock to one investor upon exercise of certain warrants at $1.00 per share.

On April 8, 2014, the Company issued a total of 11,250 shares of Common Stock to three consultants as fees for financing services.

During the second quarter 2014, the Company issued 73,750 shares of common shares for proceeds of $125,000 which included 11,250 shares of common stock for issuance costs.

On May 28, 2014, we issued 50,000 shares of Common Stock to one investor upon exercise of certain warrants at $1.00 per share.	During the second quarter 2014, the Company received proceeds of $50,000 for the exercise of 50,000 previously issued warrants.

On April 8, 2014, the Company issued a total of 11,250 shares of Common Stock to three consultants as fees for financing services. On the same day, the Company issued 150,000 shares Common Stock to Bridgemedica pursuant to the settlement agreement with Bridgemedica.	On April 8, 2014, the Company settled with Bridgemedica. The settlement requires the Company to issue 150,000 shares of common stock and pay four installments totaling $20,000 cash to Bridgemedica. The shares were issued during the second quarter 2014 at $1 per share. As of the date of this report, $5,000 remains unpaid.

On August 27, 2014, the Company issued a total of 325,000 shares of Common Stock to various employees under the 2014 Incentive Plan as compensation for services.	On August 27, 2014, the Company issued 325,000 shares of common stock to various employees, of which 150,000 vested immediately and 175,000 will vest in 2015 and 2016.

On September 14, 2014, the Company issued 45,821 shares of Common Stock to Columbia University in connection with the termination of the license and research agreements.	On September 14, 2014, Viatar CTC Solutions issued 45,821 shares of Common Stock to Columbia University in connection with the termination of the license and research agreements.

On October 8, 2014, we issued an aggregate of 595,000 shares of Common Stock under the 2014 Incentive Plan to seven persons who received these shares in exchange for their 595,000 shares of Series A Preferred	On October 8, 2014, pursuant to the 2014 Equity Incentive Plan, the holders of 595,000 shares of vested Preferred Stock exchanged the preferred shares for 595,000 shares of common stock.

15.	We are unable to agree that the guidance that you cite in the first bullet point of your response to prior comment 23 is applicable to your transaction. Please provide us your analysis of whether you believe any other exemption from registration is available for the transaction.

Response:

We believe Vizio, the Company’s predecessor and the Company are the same issuer. When Vizio filed a certificate of conversion with the State of Delaware to convert from an LLC into a C corporation, it remained the same legal entity, and therefore the same “issuer.”

The Delaware Code is explicit that a company’s conversion of corporate structure does not create a new legal entity. Section 265(f) of the Delaware Code says, “When another entity has been converted to a corporation of this State pursuant to this section, the corporation of this State shall, for all purposes of the laws of the State of Delaware, be deemed to be the same entity as the converting other entity” (emphasis added). To this effect, Viatar retained as a corporation the same legal date of formation, assets, liabilities, management and employees that Vizio had when it was a limited liability company. We believe the SEC would agree that if a new entity is not created, then a new issuer is not created, and that the SEC would not consider the Company a separate “issuer” from Vizio under Section 3(a)(9).

The Delaware Code provides additional support for this conclusion in Section 265(f) and Section 265(j). These provisions contemplate securities exchanges as corollary to changes in corporate structure, and do not provide mechanisms for recognizing a new issuer. Section 265(j) says, “In connection with a conversion hereunder, rights or securities of, or interests in, the other entity which is to be converted to a corporation of this State may be exchanged for or converted into cash, property or shares of stock, rights or securities of such corporation of this State…” Section 265(f) provides clarification that interests in the other entity “shall not be deemed, as a consequence of the conversion, to have been transferred to the domestic corporation…” The absence of a need for formal transfer of securities from the LLC to the corporation can only suggest that conversion of structure does not result in the creation of a new issuer. In short, it would have been unnecessary for Vizio to transfer securities to Viatar, or for Viatar to assume the securities of Vizio, because the limited liability company and the corporation were one and the same issuer.

Additionally, the stockholders of the Company continue to have the same rights as members of Vizio – they hold the same ownership interest in the entity and are entitled to the same voting, dividend and liquidation rights.

Therefore, we believe the conversion of the securities of Vizio, our predecessor, to the securities of the Company, is exempt from registration pursuant to Section 3(a)(9) because the conversion satisfies the same issuer requirement as well as other requirements of Section 3(a)(9).

16.	Your revision in response to prior comment 22 indicates that you believe that all of the other transactions disclosed in this section were exempt from registration given Regulation D. Please tell us clearly when you filed a Form D related to each identified transaction; see comment 51 in our letter to you October 3, 2014.

Response:

We filed a Form D on October 9, 2014 covering the sales of units on June 18, 2014 and June 24, 2014 and the sale of common stock and warrants on July 21, 2014. All other sales of unregistered securities in the past three years (prior to June 18, 2014) were included in Form Ds filed on October 21, 2014.

Signatures, page 103

17.	We note that your response to prior comment 25 indicates that you will include the signatures “if the directors are appointed before effectiveness of the registration statement. If the directors are not appointed, please revise the contrary disclosure on page 46.

Response:

We have revised our disclosure in response to this comment.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

18.	Please amend your filing to include a signed consent from your independent registered public accounting firm.

Response:

We have included a signed consent from our independent registered public accounting firm in the Form S-1/A.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ilan Reich
Ilan Reich
President

cc: Gregory Sichenzia, Esq.

Exhibits

CONFIDENTIALITY AND COLLABORATION AGREEMENT

This agreement, effective as of the date last signed (“Effective Date”) between Viatar LLC, of 116 John Street, Suite 10, Lowell MA 01852 (hereinafter referred to as (“Viatar”) and Memorial Sloan Kettering Cancer Center, on behalf of itself and its employee Howard I Scher, MD, with offices at 1275 York Avenue, New York, NY 10065 (hereinafter referred to as (“MSKCC”). Viatar and MSKCC are collectively defined as the “Parties”.

RECITALS

A.          Viatar and MSKCC will conduct preliminary studies to explore circulating tumor cell (CTC) collection and culturing using Viatar’s proprietary CTC filtration platform (“Viatar’s CTC Platform”). Representatives of Viatar will travel to MSKCC for initial exploratory studies; including but not limited to, filtering and processing human blood using Viatar’s Materials (the prototype devices, disposable filter cartridges, parts, computer equipment, user manual and software; all as may be updated from time to time).

B.          Viatar will supply MSKCC with Materials related to Viatar’s CTC Platform. MSKCC will utilize these Materials during the agreement for CTC collection.

C.          MSKCC shall share all data and coordinate efforts with Viatar in regards to the: (1) techniques related to the processing of blood with Viatar’s CTC filtration platform; and (2) efficacy and other improvements related to the culturing of the CTCs that are captured using Viatar’s CTC platform.

D.          Viatar and MSKCC have entered into this Agreement in order to document the obligations and responsibilities of each of the parties, including confidentiality, and intellectual property and commercialization rights.

1.	OBLIGATIONS AND RESPONSIBILITIES OF VIATAR

1.1         Viatar shall bear its costs of travel to, and filtration of blood at, MSKCC's laboratory location in New York, NY.

2.	OBLIGATIONS AND RESPONSIBILITIES OF MSKCC

2.1         MSKCC shall bear the costs of providing blood and for culturing filtered blood, as well as the MSKCC personnel to be trained to operate Viatar’s CTC Platform.

2.2         MSKCC shall (a) develop processing techniques or other modifications which may be necessary to efficiently process the blood with Viatar’s CTC Platform, and (b) culture CTCs that were isolated utilizing Viatar’s CTC Platform in order to determine if Viatar’s CTC Platform offers improvements in the culture of CTCs.

2.3         No Reverse-Engineering or Modification. MSKCC shall not attempt to modify or reverse-engineer (or otherwise determine the chemical structure or sequence of) any of the Materials without the prior written consent of Viatar.

2.4         Viatar retains ownership of Materials it provides to MSKCC or transfers during this agreement, including any Material contained or incorporated in modifications.

3.	INTELLECTUAL PROPERTY RIGHTS

3.1         Intellectual Property Rights include all confidential information, patentable and unpatentable inventions, provisional patent applications, granted patents, know-how, technical information and designs, expertise, trade secrets, and all other intellectual property.

3.2         All Intellectual Property Rights embodied in the Materials shall belong to Viatar (including any improvements, modifications or changes based on suggestions made by MSKCC).

3.3         All Intellectual Property Rights related to the culturing of CTCs from blood samples during the term of this Agreement, including but not limited to all organoid cell lines, shall belong to MSKCC.

4.	SHARING OF INTELLECTUAL PROPERTY

4.1         Notwithstanding Section 3.2 and 3.3, in the event the parties mutually determine that there exists joint Intellectual Property Rights that should be pursued and/or commercialized, the Parties shall first negotiate an appropriate agreement recognizing the relative contribution of each Party’s technology.

5.	CONFIDENTIALITY

5.1         The Parties may disclose confidential information one to the other to facilitate work under this Agreement. Such information shall be safeguarded and not disclosed to anyone without a “need to know” within Viatar and MSKCC. Each Party shall also strictly protect such information from disclosure to third parties except when information is shared with a third party by prior mutual written agreement of Viatar and MSKCC.

5.2         The obligation to keep confidential shall however not apply to information which:

5.2.1    is already known to the Party to which it is disclosed as evidenced by written records;

5.2.2    becomes part of the public domain without breach of this Agreement;

5.2.3    is obtained from third parties who are not under a confidential obligation to the source of the information;

5.2.4    is independently developed by a Party without access to such confidential information;

5.2.5    is required by a governmental authority or court of law to be disclosed, provided that the receiving Party notifies the disclosing Party as soon as possible of such required disclosure.

5.3         The obligation of confidentiality shall terminate five (5) years from the Effective Date of this Agreement.

6.	PUBLICATION

6.1         The Parties agree that it is part of their function to disseminate information and make it available to the public subject to Section 5.1. They further recognize that the publication of certain technical information may destroy its commercial value.

6.2         Each Party shall furnish to the other copies of all proposed disclosures for review thirty (30) days in advance of presentation or publication. If the other Party requests a delay to secure patent protection, the delay period shall be forty-five (45) days from the date of request. Following the delay period, a Party shall be free to publish and/or present.

7.	REPORTING

7.1         Both Parties shall provide regular oral or written reports (e.g., at least one report every quarter) on the research conducted under this Agreement. Such reports shall include without limitation all results obtained, a brief description of the progress made to date, problems encountered and future plans.

8.	STATEMENT OF RESPONSIBILITY

8.1         Each Party shall be responsible for its negligent acts or omissions and the negligent acts or omissions of its employees, officers, or directors to the extent allowed by law.

9.	TERM AND TERMINATION

9.1         This Agreement shall continue for a period of one (1) year from the Effective Date, and thereafter shall be extended for further one (1) year periods by mutual written agreement by the Parties.

9.2         In the event of either Party committing a material breach of any of the terms of this Agreement and remaining in default for a period of thirty (30) days after receipt by it of written notice from the other Party calling for such breach to be remedied, the Party delivering such notice shall be entitled without prejudice to any other rights it may have in terms of this Agreement or in law to terminate this Agreement by written notice to that effect given to the other Party.

9.3         This Agreement may be terminated by any Party following thirty (30) day advanced written notice to the non-terminating Party.

10	CONSEQUENCES OF TERMINATION

10.1        In the event of termination by either Party, Sections 3 Intellectual Property, 4 Sharing of Intellectual Property, 5 Confidentiality, 6 Publication, and 11 General Provisions shall survive. 11 GENERAL PROVISIONS

11.1         Any notice shall be given to the addresses noted above, attention General Counsel; or at such other address as a Party may specify in writing. MSKCC notices shall be sent to:

Executive Director

Clinical Research Operations

Memorial Sloan Kettering Cancer Center

1275 York Avenue

New York, NY 10021

11.2       Either Party shall be entitled to change its address for notice by giving written notice to the other, provided that no such change shall take effect until receipt and confirmation by such other Party of such notice.

11.3       All notices to be given by the Parties to each other shall be given to the aforesaid addresses either by delivery or by posting by prepaid registered mail.

11.4       No alteration, cancellation, variation or addition to this Agreement shall be of any force or effect unless reduced to writing as an addendum to this Agreement and signed by the Parties or their duly authorized signatories.

11.5       This document contains the entire agreement between the Parties, and neither Party shall be bound by any undertaking, representation or warranty not recorded herein or added hereto as provided herein.

11.6       None of the provisions of this Agreement shall be considered waived by either Party unless such waiver is given in writing to the other Party. The failure of a Party to insist upon strict performance of any of the terms and conditions hereof, or failure or delay to exercise any rights provided herein or by law shall not be deemed a waiver of any rights of either Party.

11.7       The headings appearing in this Agreement have been used for reference purposes only and shall not affect the interpretation of this Agreement.

11.8       If any clause or term of this Agreement should be invalid, unenforceable or illegal, then the remaining terms and conditions of this Agreement shall be deemed severable therefrom and shall continue in full force and effect.

11.9       No partnership is deemed to be constituted between the Parties by reason of this Agreement.

11.10     Neither this Agreement nor any rights or obligations of any Party hereunder shall be assigned or otherwise transferred by either Party without the prior written consent of the other Party.

11.11     This Agreement is governed by the laws of the State of New York and shall in all respects be interpreted in terms of such laws.

11.12     This Agreement may be executed electronically and in multiple counterparts, each of which shall be deemed an original, but all of which, together, shall constitute but one and the same instrument. Delivery of an executed signature page to this Agreement by facsimile transmission, or by electronic mail shall be as effective as delivery of a manually signed counterpart of this Agreement.

Agreed to as of the date first written above, by:

MSKCC

By:

Name

Title:

Date:

Viatar LLC

By:	/s/ Brian McCarthy

Name:	Brian McCarthy

Title:	V Business development

Date:	11/7/14

Read and Acknowledged

Dr. Howard Scher (Memorial Sloan Kettering Cancer Center)

By:

Name:

Title:

Date:

COLLABORATION AGREEMENT dated as of 12/02, 2013 between Viatar LLC, of 116 John Street, Suite 10, Lowell MA 01852 (hereinafter referred to as (“Viatar”) and Screencell of 10 Avenue Charles Pêsuy Sarcelles (hereinafter referred to as (“Company”). Viatar and the Company are collectively defined as the “Parties”.

RECITALS

A.           Viatar will supply the Company with Materials related to its proprietary circulating tumor cell (CTC) filtration platform. The Company will utilize these Materials during the agreement for co-development of improved CTC technologies.

B.           Viatar has established an IRB-approved protocol for collection of human blood specimens from Commonwealth Hematology and Oncology which is then processed on its proprietary CTC filtration platform (the “Blood”). Viatar shall supply Blood to the Company in accordance with the Protocol attached to this Agreement as Exhibit A (the “Protocol”).

C.           The Company shall use the Blood for the following purposes: (1) to develop any secondary processing techniques which may be necessary to efficiently process the Blood on its CTC analysis platform; and (2) to test for efficacy and other improvements based on using conventional blood specimens versus the Blood. The destruction of Blood following such testing shall be carried out in accordance with the Protocol.

D.           Viatar and the Company will explore possible distribution of Viatar's technologies in Europe.

E.           Viatar and the Company have entered into this Agreement in order to document the obligations and responsibilities of each of the parties, including intellectual property rights and confidentiality.

1.	OBLIGATIONS AND RESPONSIBILITIES OF VIATAR

1.1           Viatar shall supply up to [10] Blood specimens to the Company in accordance with the Protocol, or such greater number as the parties may decide. Viatar represents that the cost of establishing the current version of the Protocol is less than $1,000; and that the current cost per Blood sample is approximately $400.

1.2           Viatar shall bear the first $5,000 of costs associated with Section 1.1, and the Company shall pay for any costs above that amount.

2.	OBLIGATIONS AND RESPONSIBILITIES OF THE COMPANY

2.1           The Company shall (a) develop such develop any secondary processing techniques or other modifications which may be necessary to efficiently process the Blood on its proprietary CTC analysis platform, and (b) screen the Blood on its proprietary CTC analysis platform, in order to determine if Blood (as processed first by Viatar’s CTC filtration platform) offers improvements in efficacy or other measures. All costs associated with the research as outlined in this Section 2.1 shall be borne by the account of the Company.

2.2           The costs associated with the transportation of Blood to the Company shall be paid by the Company.

2.3           No Reverse-Engineering or Modification. The Company shall not attempt to modify or reverse-engineer (or otherwise determine the chemical structure or sequence of) any of the Materials without the prior written consent of Viatar.

2.4           Viatar LLC retains ownership of Materials it transfers during this agreement, including any Material contained or incorporated in modifications.

3.	INTELLECTUAL PROPERTY RIGHTS

3.1           All Intellectual Property Rights (confidential information, patentable and unpatentable inventions, provisional patent applications, granted patents, know how, expertise, trade secrets, and all other intellectual property developed and or registered during the contingency of this Agreement) shall belong to the Parties equally and any application in respect of protection of such Rights shall be filed in the names of both Parties to reflect this.

3.2           The costs associated with the protection of Intellectual Property Rights (if any) shall be shared by the Parties equally.

3.3           No Party shall be entitled to commercialize Intellectual Property Rights without the prior written consent of the other Party, such consent not to be unreasonably withheld.

3.4           Where one Party does not wish to protect Intellectual Property Rights (if any) the other Party shall be entitled to file an application at its own cost in respect of protection of such Rights in its own name and those Rights shall be transferred to the filing Party in their entirety. In the event that the said Rights are transferred, the filing Party shall then be entitled to commercialize those Rights on its own and shall be entitled to all proceeds of that commercialization (if any).

4.	SHARING OF INCOME

4.1           If Intellectual Property Rights are to be commercialized, the Parties shall first negotiate an appropriate agreement recognizing the relative contribution of each Party’s technology.

5.	CONFIDENTIALITY

5.1           The Parties may disclose confidential information one to the other to facilitate work under this Agreement. Such information shall be safeguarded and not disclosed to anyone without a “need to know” within Viatar and the Company. Each Party shall also strictly protect such information from disclosure to third parties except when information is shared with a third party by prior mutual written agreement of Viatar and the Company.

5.2         The obligation to keep confidential shall however not apply to information which:

5.2.1      is already known to the Party to which it is disclosed as evidenced by written records;

5.2.2      becomes part of the public domain without breach of this Agreement;

5.2.3        is obtained from third parties who are not under a confidential obligation to the source of the information;

5.2.4        is independently developed by a Party without access to such confidential information;

5.2.5        is required by a governmental authority or court of law to be disclosed, provided that the receiving party notifies the disclosing party as soon as possible of such required disclosure.

5.3           The obligation of confidentiality shall terminate five (5) years from the date of termination of this Agreement.

6.	PUBLICATION

6.1           The Parties agree that it is part of their function to disseminate information and make it available to the public subject to Section 5.1. They further recognise that the publication of certain technical information may destroy its commercial value.

6.2           Each Party (and their principal investigators) shall furnish to the other copies of all proposed disclosures which may result in the loss of any Intellectual Properly Rights at least thirty (30) days in advance of presentation or publication. If the other Party does not object in writing to such disclosure within fifteen (15) days of receipt the said Party shall inform the author(s) of such presentation or publication that he/she is free to proceed. In the event written objection is made, the Parties shall consult with the said author(s) and shall decide on an acceptable version of the proposed publication, including the release date, within 60 days of the original notice.

7.	REPORTING

7.1           Both Parties shall provide regular written reports (e.g., at least one report every quarter) on the research conducted under this Agreement. Such reports shall include without limitation all results obtained, a brief description of the progress made to date, problems encountered and future plans.

8.	INDEMNITY

8.1           Each Party indemnifies the other Party against any claims from third parties which may arise as a result of its non-compliance with any provision of this Agreement or any negligent act or omission by its employees, agents or representatives.

9.	TERM AND TERMINATION

9.1           This Agreement shall continue for a period of one (1) year from the date of signature herein and thereafter shall be extended automatically for further one (1) year periods unless either Party gives the other Party notice to terminate at least one month prior to any anniversary date or unless sooner terminated in accordance with the provisions of this clause.

9.2           In the event of either Party committing a material breach of any of the terms of this Agreement and remaining in default for a period of thirty (30) days after receipt by it of written notice from the other Party calling for such breach to be remedied, the Party delivering such notice shall be entitled without prejudice to any other rights it may have in terms of this Agreement or in law to terminate this Agreement by written notice to that effect given to the other Party.

10	CONSEQUENCES OF TERMINATION

10.1         In the event of termination by either Party:

10.1.1      all Intellectual Property Rights shall remain the property of the Parties in equal shares and neither Party shall be entitled to exploit the said Rights without the prior written consent of the other Party.

10.1.2      all payments which remain due to the Parties under this Agreement shall continue to be paid to the Parties in the same proportion that they were (or would have been) payable under this Agreement.

10.1.3      Clauses 3 Intellectual Property, 4 Sharing of Income, 5 Confidentiality, 6 Indemnity and 11 Arbitration shall survive.

11.	ARBITRATION

11.1         Any dispute arising out of this Agreement or the interpretation thereof both while in force and after its termination shall be submitted to and determined by arbitration. Such arbitration shall be held in New York, NY under the auspices of the American Arbitration Association with the following rules

11.2       There shall be one arbitrator who shall have the following qualifications if the question in issue is:

11.2.1      primarily an accounting matter, an independent certified public or chartered accountant;

11.2.2    primarily a legal matter, a practicing corporate lawyer

11.2.3    primarily a technical matter, a senior professional expert, and

11.2.4    any other matter, a suitably qualified person.

11.3         The decision of the arbitrator shall be final and binding on the Parties and may at the request of either Party be made an Order of any Court of competent jurisdiction, and each of the Parties hereby agrees to submit itself to the jurisdiction of such Court.

12	GENERAL PROVISIONS

14.1         Any notice shall be given to the addresses noted above, attention General Counsel; or at such other address as a Party may specify in writing. Courtesy copy of such notice shall be sent by email.

14.2         Either Party shall be entitled to change its address for notice by giving written notice to the other, provided that no such change shall take effect until receipt and confirmation by such other Party of such notice.

14.3         All notices to be given by the Parties to each other shall be given to the aforesaid addresses either by delivery or by posting by prepaid registered mail, or by fax and in the event of such posting unless and until the contrary is proved, the notice shall be deemed to have been received on the tenth day after such posting.

14.4         No alteration, cancellation, variation or addition to this Agreement shall be of any force or effect unless reduced to writing as an addendum to this Agreement and signed by the Parties or their duly authorized signatories.

14.5         This document contains the entire agreement between the Parties, and neither Party shall be bound by any undertaking, representation or warranty not recorded herein or added hereto as provided herein.

14.6         None of the provisions of this Agreement shall be considered waived by either Party unless such waiver is given in writing to the other Party. The failure of a Party to insist upon strict performance of any of the terms and conditions hereof, or failure or delay to exercise any rights provided herein or by law shall not be deemed a waiver of any rights of either Party.

14.7         The headings appearing in this Agreement have been used for reference purposes only and shall not affect the interpretation of this Agreement.

14.8         If any clause or term of this Agreement should be invalid, unenforceable or illegal, then the remaining terms and conditions of this Agreement shall be deemed severable therefrom and shall continue in full force and effect.

14.9         No partnership is deemed to be constituted between the Parties by reason of this Agreement.

14.10       Neither this Agreement nor any rights or obligations of any Party hereunder shall be assigned or otherwise transferred by either Party without the prior written consent of the other Party.

14.11       This Agreement is governed by the laws of the Commonwealth of Massachusetts and shall in all respects be interpreted in terms of such laws.

Agreed to as of the date first written above, by:

Viatar LLC

By:

Name:

Title:

Date:

ScreenCell

By:	/s/ ZNATY DAVID

Name:	ZNATY DAVID

Title:	CEO

Date:	2/12/2013

COLLABORATION AGREEMENT dated as of December 11, 2013 between Viatar LLC, of 116 John Street, Suite 10, Lowell MA 01852 (hereinafter referred to as (“Viatar”) and Fluxion Biosciences, of 385 Oyster Point Blvd., #3, South San Francisco, CA 94080 (hereinafter referred to as (“Company”). Viatar and the Company are collectively defined as the “Parties”.

RECITALS

A.           Viatar will supply the Company with Materials related to its proprietary circulating tumor cell (CTC) filtration platform. The Company will utilize these Materials during the agreement for co-development of improved CTC technologies.

B.           Viatar and the Company will conduct preliminary studies to explore synergies for CTC collection and analysis. Representatives of Viatar will travel to the company for initial exploratory studies; including but not limited to, filtering and processing human blood spiked with tagged cells.

C.           The Company shall share all data and coordinate efforts with Viatar to (but not limited to): (1) develop processing techniques which may be necessary to efficiently process blood on its CTC analysis platform; (2) test for efficacy and other improvements, and (3) explore possible CTC biomarkers that may improve outcomes for oncology patients.

D.           Viatar and the Company have entered into this Agreement in order to document the obligations and responsibilities of each of the parties, including intellectual property rights and confidentiality.

1.	OBLIGATIONS AND RESPONSIBILITIES OF VIATAR

1.1          Viatar shall bear the costs of travel to, and filtration of blood at, the Company's laboratory location in South San Francisco CA.

2.	OBLIGATIONS AND RESPONSIBILITIES OF THE COMPANY

2.1          The Company shall bear the costs of providing blood and for any additional costs of analysis following filtration of the blood.

2.2          The Company shall (a) develop any secondary processing techniques or other modifications which may be necessary to efficiently process the Blood on its proprietary CTC analysis platform, and (b) screen the Blood on its proprietary CTC analysis platform, in order to determine if Blood (as processed first by Viatar’s CTC filtration platform) offers improvements in efficacy or other measures. All costs associated with the research as outlined in this Section 2.2 shall be borne by the account of the Company.

2.2          No Reverse-Engineering or Modification. The Company shall not attempt to modify or reverse-engineer (or otherwise determine the chemical structure or sequence of) any of the Materials without the prior written consent of Viatar.

2.3          Viatar LLC retains ownership of Materials it transfers during this agreement, including any Material contained or incorporated in modifications.

3.	INTELLECTUAL PROPERTY RIGHTS

3.1          All Intellectual Property Rights (confidential information, patentable and unpatentable inventions, provisional patent applications, granted patents, know how, expertise, trade secrets, and all other intellectual property developed and or registered during the contingency of this Agreement) shall belong to the Parties equally and any application in respect of protection of such Rights shall be filed in the names of both Parties to reflect this; provided, however, that this provision excludes changes in pore size or dimensions of the Materials.

3.2          The costs associated with the protection of Intellectual Property Rights (if any) shall be shared by the Parties equally.

3.3          No Party shall be entitled to commercialize Intellectual Property Rights without the prior written consent of the other Party, such consent not to be unreasonably withheld.

3.4          Where one Party does not wish to protect Intellectual Property Rights (if any) the other Party shall be entitled to file an application at its own cost in respect of protection of such Rights in its own name and those Rights shall be transferred to the filing Party in their entirety. In the event that the said Rights are transferred, the filing Party shall then be entitled to commercialize those Rights on its own and shall be entitled to all proceeds of that commercialization (if any).

4.	SHARING OF INCOME

4.1          If Intellectual Property Rights are to be commercialized, the Parties shall first negotiate an appropriate agreement recognizing the relative contribution of each Party’s technology.

5.	CONFIDENTIALITY

5.1          The Parties may disclose confidential information one to the other to facilitate work under this Agreement. Such information shall be safeguarded and not disclosed to anyone without a “need to know” within Viatar and the Company. Each Party shall also strictly protect such information from disclosure to third parties except when information is shared with a third party by prior mutual written agreement of Viatar and the Company.

5.2	The obligation to keep confidential shall however not apply to information which:

5.2.1	is already known to the Party to which it is disclosed as evidenced by written records;

5.2.2	becomes part of the public domain without breach of this Agreement;

5.2.3       is obtained from third parties who are not under a confidential obligation to the source of the information;

5.2.4       is independently developed by a Party without access to such confidential information;

5.2.5       is required by a governmental authority or court of law to be disclosed, provided that the receiving party notifies the disclosing party as soon as possible of such required disclosure.

5.3          The obligation of confidentiality shall terminate five (5) years from the date of termination of this Agreement.

6.	PUBLICATION

6.1          The Parties agree that it is part of their function to disseminate information and make it available to the public subject to Section 5.1. They further recognize that the publication of certain technical information may destroy its commercial value.

6.2          Each Party (and their principal investigators) shall furnish to the other copies of all proposed disclosures which may result in the loss of any Intellectual Property Rights at least thirty (30) days in advance of presentation or publication. If the other Party does not object in writing to such disclosure within fifteen (15) days of receipt the said Party shall inform the author(s) of such presentation or publication that he/she is free to proceed. In the event written objection is made, the Parties shall consult with the said author(s) and shall decide on an acceptable version of the proposed publication, including the release date, within 60 days of the original notice.

7.	REPORTING

7.1          Both Parties shall provide regular written reports (e.g., at least one report every quarter) on the research conducted under this Agreement. Such reports shall include without limitation all results obtained, a brief description of the progress made to date, problems encountered and future plans.

8.	INDEMNITY

8.1          Each Party indemnifies the other Party against any claims from third parties which may arise as a result of its non-compliance with any provision of this Agreement or any negligent act or omission by its employees, agents or representatives.

9.	TERM AND TERMINATION

9.1          This Agreement shall continue for a period of one (1) year from the date of signature herein. The Parties may mutually decide to extend the Agreement for additional time periods beyond the anniversary date.

9.2          In the event of either Party committing a material breach of any of the terms of this Agreement and remaining in default for a period of thirty (30) days after receipt by it of written notice from the other Party calling for such breach to be remedied, the Party delivering such notice shall be entitled without prejudice to any other rights it may have in terms of this Agreement or in law to terminate this Agreement by written notice to that effect given to the other Party.

9.3          Either Party may terminate the Agreement without cause by providing thirty (30) days written notice to the other Party.

10	CONSEQUENCES OF TERMINATION

10.1	In the event of termination by either Party:

10.1.1 all Intellectual Property Rights shall remain the property of the Parties in equal shares and neither Party shall be entitled to exploit the said Rights without the prior written consent of the other Party.

10.1.2 all payments which remain due to the Parties under this Agreement shall continue to be paid to the Parties in the same proportion that they were (or would have been) payable under this Agreement.

10.1.3 Clauses 3 Intellectual Property, 4 Sharing of Income, 5 Confidentiality, 6 Indemnity and 11 Arbitration shall survive.

11.	ARBITRATION

11.1       Any dispute arising out of this Agreement or the interpretation thereof both while in force and after its termination shall be submitted to and determined by arbitration. Such arbitration shall be held in New York, NY under the auspices of the American Arbitration Association with the following rules

11.2       There shall be one arbitrator who shall have the following qualifications if the question in issue is:

11.2.1     primarily an accounting matter, an independent certified public or chartered accountant;

11.2.2	primarily a legal matter, a practicing corporate lawyer

11.2.3	primarily a technical matter, a senior professional expert, and

11.2.4	any other matter, a suitably qualified person.

11.3 The decision of the arbitrator shall be final and binding on the Parties and may at the request of either Party be made an Order of any Court of competent jurisdiction, and each of the Parties hereby agrees to submit itself to the jurisdiction of such Court.

12	GENERAL PROVISIONS

14.1 Any notice shall be given to the addresses noted above, attention General Counsel; or at such other address as a Party may specify in writing. Courtesy copy of such notice shall be sent by email.

14.2 Either Party shall be entitled to change its address for notice by giving written notice to the other, provided that no such change shall take effect until receipt and confirmation by such other Party of such notice.

14.3 All notices to be given by the Parties to each other shall be given to the aforesaid addresses either by delivery or by posting by prepaid registered mail, or by fax and in the event of such posting unless and until the contrary is proved, the notice shall be deemed to have been received on the tenth day after such posting.

14.4 No alteration, cancellation, variation or addition to this Agreement shall be of any force or effect unless reduced to writing as an addendum to this Agreement and signed by the Parties or their duly authorized signatories.

14.5 This document contains the entire agreement between the Parties, and neither Party shall be bound by any undertaking, representation or warranty not recorded herein or added hereto as provided herein.

14.6 None of the provisions of this Agreement shall be considered waived by either Party unless such waiver is given in writing to the other Party. The failure of a Party to insist upon strict performance of any of the terms and conditions hereof, or failure or delay to exercise any rights provided herein or by law shall not be deemed a waiver of any rights of either Party.

14.7 The headings appearing in this Agreement have been used for reference purposes only and shall not affect the interpretation of this Agreement.

14.8 If any clause or term of this Agreement should be invalid, unenforceable or illegal, then the remaining terms and conditions of this Agreement shall be deemed severable therefrom and shall continue in full force and effect.

14.9 No partnership is deemed to be constituted between the Parties by reason of this Agreement.

14.10 Neither this Agreement nor any rights or obligations of any Party hereunder shall be assigned or otherwise transferred by either Party without the prior written consent of the other Party.

14.11 This Agreement is governed by the laws of the Commonwealth of Massachusetts and shall in all respects be interpreted in terms of such laws.

Agreed to as of the date first written above, by:

Viatar LLC

By:	/s/ Brian McCarthy

Name:	Brian McCarthy

Title:	VP Business Development

Date:	12/12/13

Fluxion Biosciences

By:	/s/ Michael Schwartz

Name:	Michael Schwartz

Title:	Program Director

Date:	12/11/13